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SECU 03053039 COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Select Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Newport Center Drive
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edward R. Byrd (949) 219-3796
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUL 16 2003
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

625 Town Center Drive	Costa Mesa	CA	92626
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
JUN 26 2003
513

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Edward R. Byrd, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Select Distributors, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange
Subscribed and sworn (or affirmed) to before me this 19 day of June 2003

(Signature of Notary)

Notary Public

Signature

Chief Financial Officer
Title


JACQUELINE KANAVOS
Commission # 1317945
Notary Public - California
Orange County
My Comm. Expires Sep 11, 2005

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable)
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Not Required)
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC SELECT DISTRIBUTORS, INC.
AND SUBSIDIARIES
(SEC I.D. No. 8-15264)

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002 AND 2001
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Pacific Select Distributors, Inc. and Subsidiaries:

We have audited the accompanying consolidated statements of financial condition of Pacific Select Distributors, Inc. and Subsidiaries (the Company) as of December 31, 2002 and 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated statements of financial condition presentation. We believe that our audits of the consolidated statements of financial condition provide a reasonable basis for our opinion.

In our opinion, such consolidated statements of financial condition present fairly, in all material respects, the financial position of Pacific Select Distributors, Inc. and Subsidiaries as of December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 of the consolidated statements of financial condition, the Company changed its method of accounting for goodwill and other intangible assets in 2002.

Deloitte & Touche LLP

February 21, 2003

Pacific Select Distributors, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31, 2002	December 31, 2001
ASSETS		
Cash and cash equivalents	$41,934,502	$40,929,874
Restricted cash	50,000	53,154
Commissions and fees receivable	8,261,013	9,830,911
Other receivables	1,821,683	623,788
Receivables from affiliates, net		539,831
Investments, at fair value	1,530,851	3,094,094
Other investments	733,284	241,136
Property, net	6,211,215	3,032,981
Goodwill	19,441,300	15,587,027
Other assets	2,848,320	2,195,911
TOTAL ASSETS	$82,832,168	$76,128,707
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued liabilities	$13,440,481	$9,769,647
Commissions and fees payable	14,210,390	12,091,798
Payables to affiliates, net	95,336	
Other liabilities	1,640,041	737,988
Total Liabilities	29,386,248	22,599,433
Commitments and contingencies (Note 7)		
Minority interest	919,366	1,034,373
Stockholder's Equity:		
Common stock - $1 par value; 25,000 shares authorized; 1,000 shares issued and outstanding	1,000	1,000
Paid-in capital	47,756,950	42,756,950
Retained earnings	4,768,604	9,736,951
Total Stockholder's Equity	52,526,554	52,494,901
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$82,832,168	$76,128,707

See Notes to Consolidated Statements of Financial Condition

Pacific Select Distributors, Inc. and Subsidiaries

NOTES TO CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND DESCRIPTION OF BUSINESS

Pacific Select Distributors, Inc. (PSD) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the National Association of Securities Dealers (NASD). PSD is a wholly owned subsidiary of Pacific Life Insurance Company (Pacific Life). PSD primarily serves as the underwriter/distributor of registered investment-related products and services, principally variable life and annuity contracts issued by Pacific Life, and is the parent company to several subsidiaries, including other broker-dealers. During 2001, PSD became the distributor of the Pacific Funds, a multi-class, open-end investment management company. Pacific Life is the investment adviser to the Pacific Funds.

BASIS OF PRESENTATION

The accompanying consolidated statements of financial condition of Pacific Select Distributors, Inc. and Subsidiaries (the Company) have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities. The accompanying consolidated statements of financial condition include the accounts of PSD and its wholly owned subsidiaries, Mutual Service Corporation (MSC), Associated Financial Group, Inc. (AFG) and United Planners' Group, Inc. (UPG). All significant intercompany items have been eliminated.

MSC is a broker-dealer and parent to several subsidiaries, including Contemporary Financial Solutions, Inc., a broker-dealer incorporated in April 2002. AFG is a holding company to several subsidiaries, including two broker-dealers, Associated Securities Corp. and Associated Planners Securities Corporation - Nevada (APSCN), and Associated Planners Investment Advisory, an investment advisory firm registered with the SEC under the Investment Advisers Act of 1940. APSCN withdrew its broker-dealer registration in October 2002, and is now inactive. UPG owns a majority interest in, and is the general partner of, a broker-dealer limited partnership, United Planners' Financial Services of America (UPFSA).

Minority interest in the consolidated statements of financial condition reflects the original investment by the limited partners, along with their proportional share of the earnings or losses of UPFSA.

NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, the Company adopted the requirements of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. The Company ceased goodwill amortization as of January 1, 2002. The Company's goodwill asset of $19.4 million was not considered impaired.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 1, 2002, the Company adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Adoption of SFAS No. 144 did not have a material impact on the Company's consolidated financial statements.

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of SFAS No. 146 will not have a material impact on the Company's consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of the Indebtedness of Others*, which clarifies the requirements of SFAS No. 5, *Accounting for Contingencies*, relating to a guarantor's accounting for and disclosures of certain guarantees issued. FIN 45 requires enhanced disclosures for certain guarantees. FIN 45 also requires certain guarantees that are issued or modified after December 31, 2002, to be initially recorded on the statement of financial condition at fair value. For guarantees issued on or before December 31, 2002, liabilities are recorded when and if payments become probable and estimable. As the financial statement recognition provisions are effective prospectively, the Company cannot reasonably estimate the impact of adopting FIN 45 until guarantees are issued or modified in future periods, at which time the related results will be initially reported in the financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), *Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51*. FIN 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has significant variable interest. The consolidation requirements of FIN 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The Company believes the adoption of FIN 46 will not have a material impact on the Company's consolidated financial statements.

Pacific Select Distributors, Inc. and Subsidiaries

NOTES TO CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all investments with an original maturity of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

COMMISSIONS AND FEES RECEIVABLE AND PAYABLE

Commissions and fees receivable primarily represent commissions and fees due the Company from the sale of financial products. Commissions and fees payable represent amounts due to the Company's sales representatives in connection with the sales of financial products.

INVESTMENTS AT FAIR VALUE

Investments at fair value consist primarily of mutual funds, bonds and other securities and are recorded at fair value with changes in fair value recognized in earnings. The components are as follows:

	December 31,	
	2002	2001
Mutual funds	$1,352,857	$1,356,693
Bonds	23,376	1,122,726
Other securities	154,618	614,675
Total investments at fair value	$1,530,851	$3,094,094

OTHER INVESTMENTS

In October 2002, PSD acquired a 45% common stock ownership in Waterstone Financial Group, Inc. (Waterstone). The total purchase price for Waterstone, including capitalized acquisition costs, amounted to $4,076,808. Goodwill, including capitalized acquisition costs, resulting from this acquisition totaled $3,854,276. The remaining 55% ownership of Waterstone is subject to put/call arrangements. The put option is not effective until January 31, 2004 and the call option is effective January 1, 2006. PSD's investment in Waterstone is accounted for using the equity method of accounting. Prior to the acquisition of Waterstone, PSD entered into a subordinated loan agreement with Waterstone in the amount of $500,000 with interest at LIBOR plus 6% and a maturity date of 2005.

Other investments as of December 31, 2001, primarily included investments in limited partnerships.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY

Property is recorded at cost and depreciated or amortized using the straight-line and accelerated methods over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease terms or the useful lives of the improvements. Computer software is amortized using the straight-line method over 3 years. As of December 31, 2002, the Company had capital lease obligations of $123,956. There were no capitalized lease obligations as of December 31, 2001.

GOODWILL

Various acquisitions by the Company have been accounted for using the purchase accounting method. Prior to adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over 20 to 40 years.

INCOME TAXES

PSD and its includable subsidiaries are included in the consolidated Federal income and combined California franchise tax returns of Pacific Mutual Holding Company, its ultimate parent. PSD and certain of its subsidiaries also file separate non California state tax returns. PSD and its subsidiaries are allocated an expense or benefit based principally on the effect of including their operations in the consolidated and combined returns. In connection with this allocation, the effective tax rate utilized is required to reflect both changes in statutory tax rates and taxable income allocated to each state. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the differences are expected to be recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 2002 financial statement presentation.

2. RESTRICTED CASH

As of December 31, 2002 and 2001, MSC has restricted cash of $50,000 and $53,154, respectively, in special reserve bank accounts for the exclusive benefit of customers. These amounts were in excess of that prescribed by the Customer Protection Rule (Rule 15c3-3) of the SEC.

3. PROPERTY

The components of property, net, are as follows:

	December 31,	
	2002	2001
Furniture and equipment	$8,828,651	$6,081,584
Computer software costs	2,800,483	1,922,936
Leasehold improvements	1,163,276	1,182,809
Other	21,071	21,071
Total property	12,813,481	9,208,400
Less accumulated depreciation and amortization	(6,602,266)	(6,175,419)
Property, net	$6,211,215	$3,032,981

4. INCOME TAXES

Included in receivables from and payables to affiliates, net, are deferred tax assets (liabilities) of the following:

	December 31,	
	2002	2001
Accrued commissions	$1,104,354	$937,545
Deferred compensation	416,650	324,125
Reserves and allowances	369,681	415,547
Net operating loss	205,722	231,437
State income taxes	(140,879)	(357,581)
Depreciation	(890,627)	54,044
Other	76,109	15,144
Deferred tax asset, net	$1,141,010	$1,620,261

4. INCOME TAXES (Continued)

The deferred tax asset, related to a net operating loss assumed in an acquisition of a subsidiary, is a future tax benefit that will expire in 2010 and is based on the net operating loss realizable under Section 382 of the Internal Revenue Code.

Realization of the deferred tax asset, net, is contingent upon future taxable earnings. The deferred tax asset, net, is expected to be fully utilized; therefore, no valuation allowance was deemed necessary as of December 31, 2002 and 2001.

5. NET CAPITAL REQUIREMENT

Prior to November 30, 2001, PSD was subject to the basic net capital provision of Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934, which required PSD to maintain minimum net capital in the amount of the greater of $5,000 or 6 2/3% of aggregate indebtedness. In addition, PSD was subject to a limitation on aggregate indebtedness, which could not exceed 15 times its net capital. Both requirements were maintained from January through October 2001.

Effective November 30, 2001, PSD received approval from the NASD to change to the alternative method of computing net capital which requires PSD to maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items. As of December 31, 2002 and 2001, PSD's net capital was in excess of its required minimum by $3,669,884 and $3,661,556, respectively.

All of PSD's broker-dealer subsidiaries maintained their net capital and ratio of aggregate indebtedness to net capital in excess of their respective minimum requirements during 2002 and 2001.

6. RELATED PARTY TRANSACTIONS

Pacific Life provides the Company with certain support services and offers participation in certain benefit plans, including a defined benefit employee retirement plan and a 401(k) defined contribution plan. Certain of PSD's subsidiary employees also participate in a deferred compensation plan provided by the subsidiary (DC Plan). Payment of this DC Plan liability is guaranteed by PSD in the event the subsidiary is not able to fulfill its obligations under the DC plan. Due to PSD's guarantee, the balance of the DC Plan of $1,840,071 as of December 31, 2002, is treated as a deduction to PSD's regulatory net capital (Note 5).

PSD has a commitment from Pacific Life for additional capital funding as may be required.

7. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

PSD's subsidiaries leases office facilities and equipment under operating lease agreements. Future aggregate minimum rental payments on the noncancelable operating leases are as follows:

Year Ending December 31:	
2003	$1,582,471
2004	1,590,715
2005	1,286,050
2006	1,320,050
2007	262,000
Total minimum payments	$6,041,286

LITIGATION

Certain of PSD's subsidiaries are defendants in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation will not be material to the consolidated financial position or results of operations of the Company.

FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET CREDIT RISK

As securities brokers, PSD's subsidiaries are engaged in buying and selling securities for a diverse group of customers including financial institutions. PSD's subsidiaries introduce these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

PSD's subsidiaries exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations, pursuant to securities transactions, can be directly impacted by volatile trading markets, which may impair their ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between PSD's subsidiaries and their clearing agents provide that PSD's subsidiaries are obligated to assume any exposure related to such nonperformance by their customers. PSD's subsidiaries monitor their customer activity by reviewing information they receive from their clearing agents on a daily basis, and seek to control the aforementioned risks by requiring the registered representatives to compensate PSD's subsidiaries for nonperformance by the customer.

8. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

A summary of condensed consolidating financial information for PSD and Subsidiaries as of and for the year ended December 31, 2002 is as follows:

Statement of Financial Condition	PSD	Subsidiaries	Eliminations	Consolidated
ASSETS				
Cash and cash equivalents	$11,799,357	$30,135,145		$41,934,502
Investment in subsidiaries	40,226,258		($40,226,258)	
Goodwill, net	3,854,276	15,587,024		19,441,300
Other assets	4,724,675	16,731,691		21,456,366
TOTAL ASSETS	$60,604,566	$62,453,860	($40,226,258)	$82,832,168
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Accounts payable and accrued liabilities	$495,788	$12,944,693		$13,440,481
Commissions and fees payable	6,106,959	8,103,431		14,210,390
Payables to affiliates, net	700,709	(605,373)		95,336
Other liabilities	774,556	865,485		1,640,041
Total Liabilities	8,078,012	21,308,236		29,386,248
Commitments and contingencies				
Minority interest		919,366		919,366
Stockholder's Equity:				
Common stock	1,000	11,480,527	($11,480,527)	1,000
Paid-in capital	47,756,950	17,590,567	(17,590,567)	47,756,950
Retained earnings	4,768,604	11,155,164	(11,155,164)	4,768,604
Total Stockholder's Equity	52,526,554	40,226,258	(40,226,258)	52,526,554
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$60,604,566	$62,453,860	($40,226,258)	$82,832,168

Deloitte & Touche LLP
695 Town Center Drive
Suite 1200
Costa Mesa, California 92626-7188

Tel: (714) 436-7100
Fax: (714) 436-7200
www.deloitte.com

Deloitte & Touche

February 21, 2003

Pacific Select Distributors, Inc.
700 Newport Center Drive
Newport Beach, California 92660

In planning and performing our audit of the consolidated financial statements of Pacific Select Distributors, Inc. and subsidiaries (the "Company") for the year ended December 31, 2002 (on which we issued our report dated February 21, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP